Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

September 5, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

STANDARD CHARTERED BANK, BAHRAIN BRANCH – Terminated as Custody, Clearance, or Settlement entity